UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Amendment No. 2)1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NovaDel Pharma Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

66986X 10 6

(CUSIP Number)

May 30, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

____________________

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66986X 10 6	13G	Page 2 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments II, L.P. 22-3764772
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,319,235*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,319,235*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,319,235*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

* Includes 1,007,365 shares issuable upon conversion of convertible notes, 444,704 shares subject to currently exercisable warrants, and 604,419 shares subject to outstanding warrants that will become exercisable on December 1, 2008 and that are subject to a limitation on exercise that prevents the Reporting Persons from exercising any of such warrants if, after giving effect to the exercise, the Reporting Persons would in the aggregate beneficially own more than 19.99% of the outstanding shares of Common Stock unless the Company receives shareholder approval to issue additional shares.

CUSIP No. 66986X 10 6	13G	Page 3 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments III, L.P. 20-0992411
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 13,075,702*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 13,075,702*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,075,702*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

* Includes 3,968,384 shares issuable upon conversion of convertible notes, 1,751,862 shares subject to currently exercisable warrants and 2,381,030 shares subject to outstanding warrants that will become exercisable on December 1, 2008 and that are subject to a limitation on exercise that prevents the Reporting Persons from exercising any of such warrants if, after giving effect to the exercise, the Reporting Persons would in the aggregate beneficially own more than 19.99% of the outstanding shares of Common Stock unless the Company receives shareholder approval to issue additional shares.

CUSIP No. 66986X 10 6	13G	Page 4 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments II Advisors Fund, L.P. 22-3784567
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 79,903*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 79,903*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,903*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

* Includes 24,251 shares issuable upon conversion of convertible notes, 10,704 shares subject to currently exercisable warrants, and 14,551 shares subject to outstanding warrants that will become exercisable on December 1, 2008 and that are subject to a limitation on exercise that prevents the Reporting Persons from exercising any of such warrants if, after giving effect to the exercise, the Reporting Persons would in the aggregate beneficially own more than 19.99% of the outstanding shares of Common Stock unless the Company receives shareholder approval to issue additional shares.

CUSIP No. 66986X 10 6	13G	Page 5 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates II LLC 22-3764735
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,399,138*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,399,138*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,138*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

* Includes 1,031,616 shares issuable upon conversion of convertible notes, 455,408 shares subject to currently exercisable warrants and 618,970 shares subject to outstanding warrants that will become exercisable on December 1, 2008 and that are subject to a limitation on exercise that prevents the Reporting Persons from exercising any of such warrants if, after giving effect to the exercise, the Reporting Persons would in the aggregate beneficially own more than 19.99% of the outstanding shares of Common Stock unless the Company receives shareholder approval to issue additional shares.

CUSIP No. 66986X 10 6	13G	Page 6 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates III LLC 20-0992451
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 13,075,702*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 13,075,702*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,075,702*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

* Includes 3,968,384 shares issuable upon conversion of convertible notes, 1,751,862 shares subject to currently exercisable warrants and 2,381,030 shares subject to outstanding warrants that will become exercisable on December 1, 2008 and that are subject to a limitation on exercise that prevents the Reporting Persons from exercising any of such warrants if, after giving effect to the exercise, the Reporting Persons would in the aggregate beneficially own more than 19.99% of the outstanding shares of Common Stock unless the Company receives shareholder approval to issue additional shares.

CUSIP No. 66986X 10 6	13G	Page 7 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay Moorin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 16,474,840*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 16,474,840*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,474,840*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

* Includes 5,000,000 shares issuable upon conversion of convertible notes, 2,207,270 shares subject to currently exercisable warrants, and 3,000,000 shares subject to outstanding warrants that will become exercisable on December 1, 2008 and that are subject to a limitation on exercise that prevents the Reporting Persons from exercising any of such warrants if, after giving effect to the exercise, the Reporting Persons would in the aggregate beneficially own more than 19.99% of the outstanding shares of Common Stock unless the Company receives shareholder approval to issue additional shares.

CUSIP No. 66986X 10 6	13G	Page 8 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alain Schreiber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States Resident Alien
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 16,474,840*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 16,474,840*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,474,840*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

* Includes 5,000,000 shares issuable upon conversion of convertible notes, 2,207,270 shares subject to currently exercisable warrants, and 3,000,000 shares subject to outstanding warrants that will become exercisable on December 1, 2008 and that are subject to a limitation on exercise that prevents the Reporting Persons from exercising any of such warrants if, after giving effect to the exercise, the Reporting Persons would in the aggregate beneficially own more than 19.99% of the outstanding shares of Common Stock unless the Company receives shareholder approval to issue additional shares.

CUSIP No. 66986X 10 6	13G	Page 9 of 15 Pages

Item 1(a).	Name of Issuer.

NovaDel Pharma Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 25 Minneakoning Road, Flemington, New Jersey 08822.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons with respect to shares of common stock of the Company and stock warrants to purchase shares of common stock of the Company purchased by such persons (collectively, the “Shares”) in connection with a private placement of the Company’s securities.

(i)        ProQuest Investments II, L.P., a Delaware limited partnership (“Investments II”), with respect to Shares beneficially owned by it;

(ii)       ProQuest Investments III, L.P. a Delaware limited partnership (“Investments III”), with respect to Shares beneficially owned by it;

(iii)      ProQuest Investments II Advisors Fund, L.P., a Delaware limited partnership (“Advisors Fund”), with respect to Shares beneficially owned by it;

(iv)      ProQuest Associates II LLC, a Delaware limited liability company (“Associates II”), as General Partner of Investments II and Advisors Fund, with respect to Shares beneficially owned by Investments II and Advisors Fund;

(v)       ProQuest Associates III LLC, a Delaware limited liability company (“Associates III”), as General Partner of Investments III, with respect to Shares beneficially owned by Investments III;

(vi)      Jay Moorin, an individual and a member of Associates II and Associates III (“Moorin”), with respect to Shares beneficially owned by Investments II, Advisors Fund, and Investments III; and

(vii)     Alain Schreiber, an individual and a member of Associates II and Associates III (“Schreiber”), with respect to Shares beneficially owned by Investments II, Advisors Fund, and Investments III.

The foregoing persons are hereinafter are referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 66986X 10 6	13G	Page 10 of 15 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 90 Nassau Street, 5th Floor, Princeton, NJ 08542.

Item 2(c).	Citizenship.

Mr. Moorin is a United States citizen. Mr. Schreiber is a United States resident alien. Investments II, Investments III, and Advisors Fund are Delaware limited partnerships organized under the laws of the State of Delaware. Associates II and Associates III are Delaware limited liability companies organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number.

66986X 10 6

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 66986X 10 6	13G	Page 11 of 15 Pages

Item 4.	Ownership.

The percentages used herein are calculated based upon 60,692,260 shares issued and outstanding, as of May 30, 2008, based upon the Company’s 10-Q for the quarter ended March 31, 2008. As of the close of business on May 30, 2008, the Reporting Persons beneficially owned shares of the Company’s common stock in the amounts and percentages listed below:

A.	ProQuest Investments II, L.P.
(a)	Amount beneficially owned: 3,319,235
(b)	Percent of class: 5.3%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,319,235
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,319,235
B.	ProQuest Investments III, L.P.
(a)	Amount beneficially owned: 13,075,702
(b)	Percent of class: 19.0%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 13,075,702
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 13,075,702
C.	ProQuest Investments II Advisors Fund, L.P.
(a)	Amount beneficially owned: 79,903
(b)	Percent of class: 0.1%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 79,903
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 79,903
D.	ProQuest Associates II LLC
(a)	Amount beneficially owned: 3,399,138
(b)	Percent of class: 5.4%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,399,138
(iii) Sole power to dispose or direct the disposition: -0-

CUSIP No. 66986X 10 6	13G	Page 12 of 15 Pages

(iv) Shared power to dispose or direct the disposition: 3,399,138
E.	ProQuest Associates III LLC
(a)	Amount beneficially owned: 13,075,702
(b)	Percent of class: 19.0%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 13,075,702
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 13,075,702
F.	Jay Moorin
(a)	Amount beneficially owned: 16,474,840
(b)	Percent of class: 19.9%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 16,474,840
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 16,474,840
G.	Alain Schreiber
(a)	Amount beneficially owned: 16,474,840
(b)	Percent of class: 19.9%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 16,474,840
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 16,474,840

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

CUSIP No. 66986X 10 6	13G	Page 13 of 15 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 66986X 10 6	13G	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 25, 2008
/s/ Pasquale DeAngelis

Pasquale DeAngelis, as a member of ProQuest Associates III LLC and on behalf of ProQuest Investments III, L.P., and as a member of ProQuest Associates II LLC and on behalf of ProQuest Investments II, L.P. and ProQuest Investments II Advisors Fund, L.P.

*
Jay Moorin, individually
*
Alain Schreiber, individually

*By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact

CUSIP No. 66986X 10 6	13G	Page 15 of 15 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit Description
24.1	Power of Attorney*
99.1	Joint Filing Agreement*

*Previously filed.